Filed by Forest Oil Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Forest Oil Corporation

Filer’s SEC File No.: 001-13515

Date: May 6, 2014

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

CORPORATE PARTICIPANTS

Larry Busnardo Forest Oil Corporation - VP of IR

Pat McDonald Forest Oil Corporation - President & CEO

David Sambrooks Sabine Oil Corporation - Chairman and CEO

Shane Bayless Sabine Oil Corporation - EVP and CFO

CONFERENCE CALL PARTICIPANTS

Jason Gilbert Goldman Sachs - Analyst

Michael Marsek Riverbridge Capital - Analyst

Mark Pimm Canaccord - Analyst

Alex Betts Citigroup - Analyst

Drew Venker Morgan Stanley - Analyst

Dan McSpirit BMO Capital Markets - Analyst

Gregg Brody JP Morgan - Analyst

Scott Wilmoth Surveyor Capital - Analyst

Ravi Kamath Seaport Capital - Analyst

Raj Agarwal Marathon Asset Management - Analyst

Sam Goodyear MidOcean Partners - Analyst

Ray Beacon Canaccord - Analyst

Scott Hanold RBC Capital Markets - Analyst

Steven Karpel Credit Suisse - Analyst

David Epstein CRT Capital - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Forest Oil Corporation and Sabine Oil and Gas Merger Announcement Conference Call. My name is [Lacey], and I’ll be your coordinator for today. (Operator instructions.) As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the presentation over to your host, Larry Busnardo, VP of IR. Please proceed.

Larry Busnardo - Forest Oil Corporation - VP of IR

Thank you, Lacey, and thank you for participating in our conference call this morning announcing the signing of a definitive merger agreement between Sabine Oil and Gas and Forest Oil. The slide presentation has been posted on the Sabine and Forest websites respectively. The details on how to access the slides can be found within the merger announcement that was issued earlier this morning.

We have joining us on the call today Patrick McDonald, Forest’s President and CEO, David Sambrooks, Sabine’s Chairman, President and CEO, Shane Bayless, Sabine’s EVP and CFO, and Todd Levesque, EVP and COO.

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Before we get started, I’d like to take a moment to advise you about our forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to all the risks and uncertainties normally incident to the exploration, development, production and sale of oil and gas. We urge you to read our 2013 Report on Form 10-K for a discussion of these risks that could cause our results and plans to differ materially from those in any forward-looking statements we may make today. Also, this material is not a substitute for the registration statement that will be filed with the Securities and Exchange Commission in connection with this transaction or the proxy statement, prospectus, or other information statements we mail to stockholders. Investors are urged to read the proxy statement prospectus, which will contain important information, including detailed risk factors when it becomes available. The proxy statement, last prospectus, information statement, and other documents will be filed by Sabine and Forest with the Securities and Exchange Commission and will be available free of charge at the SEC’s website or by directing your request to Sabine Oil and Gas or Forest Oil.

Sabine, Forest, and their respective Directors and Executive Officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information within the participants in the solicitation will be set forth in the proxy statement, prospectus, information statement when it becomes available.

And with that, I’ll turn the call over to Pat McDonald for opening comments.

Pat McDonald - Forest Oil Corporation - President & CEO

Thank you, Larry. Good morning, everyone. Thanks for joining us on such short notice. We are very excited to be announcing today the agreement that we have reached to combine Sabine and Forest in an all-stock transaction. We believe this transaction, which is designed to be tax-free to Forest and its shareholders, will add value through the upside potential gain from a larger and better capitalized entity with a more robust suite of opportunities and a broader portfolio upon which to execute its capital plan and strategy.

The transaction will bring together two highly complementary asset portfolios, will create one of the industry’s largest East Texas players, benefiting from synergies through drilling program optimization and economies of scale. The combination is also strengthened by a sizable Eagle Ford position as well as Granite Wash, Permian, and our Como positions, which provide optionality for development and monetization.

I’d like to thank the Directors, management and advisors of Forest for all the hard work in identifying and evaluating this opportunity. In addition, I’d like to thank the Directors, management and advisors of Sabine for working through this complex transaction, which meets the strategic and economic goals of both companies.

A quick overview of the transaction — this will be a all-stock combination whereby Sabine and Forest will combine to create a newly-formed parent company called Sabine Oil and Gas Corporation. The new company will be listed on the New York Stock Exchange and headquartered in Houston, Texas. After the transaction is complete, it is expected that Sabine unitholders will own 73.5% of the combined company and Forest shareholders will own 26.5% of the combined company.

Board representation upon completion of the merger will be roughly proportional to ownership, and the management team will be led by David Sambrooks as Chairman and CEO of the combined entity, supported by Shane Bayless, Sabine’s CFO, and Todd Levesque, Sabine’s CEO. The conditions to closing include approval from Forest’s shareholders, as well as customary regulatory approvals. We expect the transaction to close sometime in late third quarter or early fourth quarter of 2014.

With that introduction, I will turn the call over to David, and I look forward to answering your questions later in the presentation.

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Thank you, Pat, and first I’d like to say hello to the Forest employees and shareholders who I look forward to getting to know in the coming months. And I’d like to express my excitement about the company this combination creates and the value opportunity I believe we are delivering to our investors.

So, I’m going to start going through the slide deck now, and I’m starting on slide number 3, and talking through the strategic rationale for the merger. Sabine and Forest have virtually a hand-in-glove set of assets, with complementary acreage positions in East Texas and in the Eagle Ford. The combined company will have an industry-leading position in the multi-play East Texas Basin, with approximately 207,000 net acres. This includes a multi-year inventory of high-return, liquids-rich, Cotton Valley Sand opportunities, as well as a large inventory of Haynesville drilling locations, with compelling current economics and significant upside. Furthermore, in the Eagle Ford, the combined company will have approximately 65,000 net acres, where some of the best results of the play have been achieved, which I’ll show you more shortly.

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

The scale of the combined company is impressive, with proved reserves of 1.5 trillion cubic feet equivalent as of the year-end 2013, 71% of that being gas, an estimated 2014 production of 345 million cubic feet equivalent per day, 65% gas. This represents 20% production growth over 2013, which we believe positions us at the top of our peers in growth.

An important benefit of our enhanced scale is we’ll be able to optimize capital allocation and timing of capital spend across the combined asset base to realize better returns on invested capital. Also, the combined company will realize significant cost savings from reduced overhead and streamlined operations. We have just begun to evaluate the potential cost savings, and this will be an early area for study and execution once we close. We’ll talk more about the operation results that we’ve been able to achieve, but we believe there’s a significant value to be added from applying top-tier drilling completion execution across the large combined portfolio.

And finally, the combined company has ample liquidity, and we see the ability to fund the drilling program through 2015 without accessing the capital markets. We’ve shown our ability to de-lever through high-grading investments and expect to be able to continue this trend in the combination to improve the balance sheet over time. Furthermore, we will aggressively, but prudently, evaluate our entire portfolio with an eye towards accretive divestment opportunities to achieve quick de-levering hits.

So, turning to slide four, as Pat mentioned earlier, the combined company will be led by the current Sabine senior management team, with Shane Bayless as our CFO and Todd Levesque as our COO. Shane, Todd, and I have been together since Sabine’s formation in 2007, and they have been key in achieving our track record of operational success and careful financial management. We have spent most of our careers at public companies, and we look forward to our return to the public side, and we are excited about the opportunity to engage with investors and position the Company for steady growth and success over the coming years.

So, starting to look at the assets, if you turn to slide five, this gives you an overview of our large but focused asset base, and you can begin to see just how complementary our positions are in East Texas and in the Eagle Ford. I’ll go into more details on each of these areas in the following slide, and so if we turn to slide 6, it shows our pro forma statistics, which demonstrate the significant scale this combination achieves. We’ll have approximately 1.5 TCF equivalent of reserves, estimated 2014 production of 345 million cubic feet equivalent, and over 420,000 acres of inventory. We believe the combination positions the Company as a very interesting gas-weighted, high-growth opportunity for investors, which we’ll talk more about in the next slide.

So, if you turn to slide 7, I think this demonstrates the scale that the combination creates, as well as how the combined company stacks up against comparables. Our new scale puts us with peers of considerable size and groups us with some of the larger gas-weighted companies. The main points to keep in mind about the new Sabine are our leading position in the prolific, gas-weighted East Texas Basin, our potential for production growth through the drill bit, and also our continued ability to grow the asset base. We would argue, when comparing us to other gas-weighted growth companies, that the new Sabine provides a similar gas-weighted growth option, but a unique one, being the first East Texas pure play. And a fair argument can be made that East Texas is starting to look like it’s on the right side of the pipeline system.

So turning to slide 8, this shows the significant scale that the combined companies achieve in East Texas, the map shows how well the assets fit together, like puzzle pieces in many areas, which obviously will lead to significant and ongoing operational synergies. Simply put, the combined company will be an industry leader in East Texas in terms of acreage position and growth opportunity.

Furthermore, East Texas is a true multi-play basin, and the combined asset base will have excellent access to not just the Cotton Valley and Haynesville, but potential opportunities in the Bossier, Travis Peak, Pettet, and other formations. What is really becoming exciting in East Texas is how the combination of improving well results through advanced drilling completion design is intersecting with improving gas prices. You can see in the data boxes on this page the all-in program results that have been achieved in 2013 in East Texas. The Cotton Valley economics are absolutely turned on now, and it is also very interesting to see how the Haynesville is beginning to move into the value window.

On slide 9, this tells our evolving operational success story in East Texas. I know those of you that have listened to Sabine’s story before have heard me emphasize the importance of operations in the shale and unconventional plays, and my view is that operational expertise is becoming as important as geology in achieving economic success. Slide 9 takes the top operators in terms of well results and plots the average first 12 months (inaudible) production they achieved across all of their wells.

We show this statistic since early time production can be misleading, and it’s difficult to compare wells on early time data. Once you get to 12 months cumulative production, you have a very good basis for comparing wells.

You can see that our overall well results have been solid, but you can also see how both companies’ 2013 Cotton Valley wells are truly outperforming past wells in other operators’ results. It’s constantly evolving drilling completion design that explains this improvement. We have always spent a lot of time and effort improving our completion designs to achieve optimum well results, and we have similar graphs in our other operating areas that show the same trends.

Again, the conclusion is that this is an exciting time in East Texas. We’ve unlocked the completion key in the Cotton Valley and the Haynesville, and with current gas prices, we’re achieving excellent well economics with significant upside to further increase pricing.

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Moving to the Eagle Ford on slide 10, again you can see the two companies’ positions go together to create a program of good scale. Sabine’s acreage in this area is generally in the volatile oil and gas condensate window where higher pressures improve recoveries. We’ve really defined the value of our acreage with our 2013 well results, as you can see in the program result boxes on the next page on slide 10, and even more clearly on the comparison chart on slide 11.

Slide 11 is, again, a graph that shows how we’re doing against the rest of the industry. We are relatively new entrant in the Eagle Ford, only beginning to put our position together in 2012, but we had the advantage of starting significantly up the learning curve in completion design due to our experience in East Texas. We essentially brought our Haynesville completion design to the Eagle Ford, and we have had great results.

As shown on the graph, our wells are stacking out in the very top tier in the play, as good or better than many of the names you hear leading the discussion on this play. Due to our position being more down-[dipped], we do produce a fair amount of gas, so just to be completely transparent and fair, the graph at the bottom uses a 20-to-1 conversion for gas. But, as you can see, even with this adjustment, our well results are still near the top of the pack.

Finally, I wanted to briefly describe our high return Granite Wash asset. We have approximately 33,500 net acres in a very high return section of the Granite Wash, and these wells are typically 60% oil and have great rates times over 1,000 barrels of oil per day with returns that can achieve payout in under a year. The program result box shows you the details. Furthermore, the defined area of our acreage position is relatively small, with about two years of identified locations at a two-rig pace, but the vast majority of the block is yet to be delineated. We have drilled some vertical test wells with encouraging results in the untested area, and we’ll be doing selective step-outs this year while we continue to develop the defined area with a two-rig program.

So, with that overview and asset summary, I’d like to turn the call over to Shane to go over the financial highlights, but I look forward to answering your questions at the end of our remarks.

Shane Bayless - Sabine Oil Corporation - EVP and CFO

Okay. Thanks, David, and good morning to everyone. As you can see here on slide 13, we’ve summarized a few of the financial highlights of the transaction in the combined company. With the combination, you’ll see that the pro forma company is having enhanced financial strength and flexibility, which we expect to be achieved by prudently allocating the go-forward capital program and looking to quickly assess asset divestment opportunities to drive de-levering of the balance sheet and (inaudible).

A few comments on the left side of the slide there. This transition impacts approximately $2.2 billion of indebtedness. You’ll see the comment that there’ll be a new reserve base loan put in place upon the consummation of the transaction. This obviously impacts the Forest existing bonds, the 2019 and 2020 notes that will be due. Obviously there’s a change of control put that will be in play here, and we’ll be looking for that consent process and viewing that change of control process through the course between now and closing. We do have committed bridge financing to backstop the deal. And as David mentioned, the combined company will continue to look at aggressively and actively looking for accretive divestment opportunities here in the coming months, ahead of closing and post-closing.

Turning to slide 14, this slide is the guidance for both companies on a combined basis that’s been currently published. You’ll note, and I think David previously mentioned what the estimated combined company production for 2014 at roughly 345 million per day, 65% gas, with operating costs at the midpoint of roughly $1.89 per MCFE. Also note that the combined capital program for 2014 is estimated currently at between $800 million and $825 million. I will ask you to note that no operating costs or overhead synergies have been incorporated in these figures, as David previously mentioned. That will be forthcoming as we get closer to closing.

And with that, I’ll turn it back to David for his closing remarks.

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Thanks, Shane. The last page is just a repeat of some of the rationale for the merger. Again, we’re very excited by the combined position that this merger creates, especially the leading position in East Texas of over 200,000 net acres and a large inventory of very compelling projects to execute near-term.

So, with that, I’ll turn it over for questions.

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

QUESTION AND ANSWER

Operator

(Operator instructions.) Jason Gilbert with Goldman Sachs.

Jason Gilbert - Goldman Sachs - Analyst

Hey, guys, thanks for taking my question. I guess first one is the legacy Forest assets in the Eagle Ford have had some very specific challenges, which we heard about on the 4Q ‘13 call, and investors haven’t really ascribed a lot of value to those. So, I was just wondering, can you — how do you think about that acreage in the Eagle Ford from a quality perspective, and how did you get comfortable?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Yes, Jason. We — I guess the first thing I’ll say is that both companies have spent several months evaluating in-depth each other’s assets, full open book on technical and detailed evaluation. And what I can say about the overall Eagle Ford position, or Forest specifically, is we looked at it in a lot of depth.

And I think we view it right now is it’s a very valuable asset. There’s been a tremendous amount of work done on that, a lot of very creative and interesting executions of technology on it with the partner, Slumberger. And we look forward to digging into that a little bit more as we get closer to the closing. I think we’ve got all the data that we need to fully understand it.

And one of the things you may remember that they described on that is that they’ve completed basically the drilling to hold that acreage with the production. So, I think it was very prudent the choice made to start to allocate capital back to East Texas, given the economics that we’re seeing there. But, I think there’s a lot of opportunity left on that block, and we’re going to dig into it deeply when we get a little closer to the deal.

Pat McDonald - Forest Oil Corporation - President & CEO

And I’ll add to that also, we’re very pleased with our Q1 results in the Eagle Ford. If you read through our Q1 earnings release, you’ll see that we’re driving our well costs down to approximately $4.5 million per well with enhanced productivity as we’ve begun to fine-tune and enhance our drilling and completion schemes here as we go — moving into full development mode for the field.

Jason Gilbert - Goldman Sachs - Analyst

Thank you, that’s helpful. I guess second one, more sort of a structuring question, it says in the press release that Forest will be a subsidiary of Sabine. I was just wondering, how much are you going to comingle the assets and the operations? Is this just a legal thing, and is that the permanent structure, going forward?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Well, I mean, I guess the simple way to answer that is yes, absolutely. All the assets are combined. All the assets are at the same level in terms of service to the debt. The structuring is really kind of a means to an end, but at the end of the day, all assets are clearly combined, and the debt has access to all the assets put together.

Jason Gilbert - Goldman Sachs - Analyst

Okay. So, will you be maintaining the revolver at the Forest Oil entity, or will that be gone?

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Shane Bayless - Sabine Oil Corporation - EVP and CFO

Well, it’ll be — the new Co at the top will be the new NYSE-SEC registrant, Sabine Oil and Gas Corporation. But, there’ll be a new revolver for the combined company, at the end of the day.

Jason Gilbert - Goldman Sachs - Analyst

Okay, so you’ll be doing all your funding out of that entity?

Shane Bayless - Sabine Oil Corporation - EVP and CFO

Yes.

Jason Gilbert - Goldman Sachs - Analyst

Okay, thank you very much.

Operator

[Michael Marsek] with Riverbridge Capital.

Michael Marsek - Riverbridge Capital - Analyst

Hey, guys, my question has just been answered, but just to make sure I understand it when you said that the new assets will be comingled with the new debt, so just to make sure, the new (inaudible) of $850 million that is mentioned in the presentation, I guess you expect to answer that at the NewCo Sabine Oil and Gas Corp?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Well, when you say “answer that,” I mean, obviously the transaction’s triggering the change of control, so that is just, I’ll say, displaying that the take-out of the current Forest bonds would take place, and we’d be issuing that on a combined basis there at the subsidiary level.

Michael Marsek - Riverbridge Capital - Analyst

Okay, so you’ll be co-issuing at the Forest Oil, and the NewCo, which is the HoldCo?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

I don’t think that there is a Co issue. I would assume that the issue would be the Forest entity that sits below the HoldCo.

Michael Marsek - Riverbridge Capital - Analyst

Okay, all right. Thank you [for taking] my question.

Operator

[Mark Pimm] with Canaccord.

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Mark Pimm - Canaccord - Analyst

Yes, good morning. You also have some existing debt outstanding, the 9 3/4 of 2017. Would you envision refinancing all of this as part of the merger financing package?

Shane Bayless - Sabine Oil Corporation - EVP and CFO

Yes. I mean, we’ll certainly be taking a look at our balance sheet off the Sabine side, as well.

Mark Pimm - Canaccord - Analyst

And have you had a chance to speak to the rating agencies about the combined entity?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

We have been in discussions with them prior to the announcement, yes.

Mark Pimm - Canaccord - Analyst

And will there be any news coming out of the agencies?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

I suspect, [if] not today, tomorrow, but I do think that there’s a good chance it could be out today.

Mark Pimm - Canaccord - Analyst

Okay, thank you.

Operator

Alex Betts with Citigroup.

Alex Betts - Citigroup - Analyst

Thanks so much for taking my question. So, you had said you expect the deal to close in late third quarter to early fourth quarter, correct?

Shane Bayless - Sabine Oil Corporation - EVP and CFO

That’s right.

Alex Betts - Citigroup - Analyst

When would you expect the IPO of the new combined SABO?

Shane Bayless - Sabine Oil Corporation - EVP and CFO

Well, it would be effective at closing of the deal.

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Alex Betts - Citigroup - Analyst

Okay, so, like, that same day, like a day later? You don’t expect a month of lag, do you?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

No. No, it’ll be concurrent with the closing of the deal.

Alex Betts - Citigroup - Analyst

Okay, sounds good. All right, that’s it.

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Okay. Thanks, Alex.

Operator

Drew Venker with Morgan Stanley.

Drew Venker - Morgan Stanley - Analyst

Morning, guys. I was hoping you could talk to your Eagle Ford acreage between Lavaca and DeWitt, maybe I guess to start, how much acreage do you have there?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

We have about 40,000 acres on our — kind of the Sabine heritage side, and that’s, as you mentioned, kind of from Lavaca down through DeWitt. That acreage position is still growing at this time with some grassroots leasing that’s going on, but we’re at about — as of today, we’re at about 40,000 acres.

Drew Venker - Morgan Stanley - Analyst

Okay. And I guess the majority is in that eastern side of DeWitt and Lavaca?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

That’s right, and we call that our Shiner area, so that acreage lock is Shiner from where you mentioned in DeWitt to Lavaca, and then we have a smaller piece called the Sugarcane block that’s further southwest in DeWitt.

Drew Venker - Morgan Stanley - Analyst

Do you feel like you have a pretty good sense of the potential performance of the asset? I mean, you talked about drilling about 10 wells to date. Do you still need a fair amount of drilling to delineate it, or is there offsetting well control to help you get a picture?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Well, we drilled — maybe we drilled — we drilled more than—.

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Unidentified Company Representative

— Yes, that’s just the 2013 program.

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

That was the 2013 program.

Unidentified Company Representative

Probably could add another half a dozen, or maybe we’ll get more wells into the total.

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Yes. So, we’re probably at 15, 16 wells now. And I’d say we have a pretty good view for the asset being delineated. Sugarcane certainly is. I mean, that’s within a pretty fully developed area, so it was pretty well understood even before we started drilling there.

And then, there’s been a fair amount of activity around our acreage position up in the Shiner area. One of the things you’ll kind of have to take a note of is, a little bit like we talked about on some of the other assets, you really need to look at our recent well performance compared to historic [or offset] performance, because the completion design and targeting has really made a difference. But, the general answer to your question, yes, I think we’ve done a pretty good delineation. There’s some more to do, but we understand that acreage pretty well right now.

Drew Venker - Morgan Stanley - Analyst

And you also discussed a divestiture program. Do you have a target for debt to EBITDA?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Well, we’re going to try to hit it as aggressively as we can, as quick as we can. And we admit kind of out of the box that leverage amount is not something we’re willing to live with for a long time. So, I think the combination, if you look back at Sabine’s historic performance in 2013, we very rapidly de-levered our balance sheet through very focused, optimized capital deployment. We think we have a lot to continue to do on a combined asset on that front, and the other side of it is now we have a much larger, bigger portfolio of opportunities to look at for potential divestment to get some quick hits. So, we’re going to try to get down into the low threes as quick as we can.

Drew Venker - Morgan Stanley - Analyst

Great. Thank you.

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Okay, thanks.

Operator

Dan McSpirit with BMO Capital Markets.

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Dan McSpirit - BMO Capital Markets - Analyst

Thank you, and good morning. Sticking with the monetization program, what assets are expected to be monetized, either immediately or over time? And how much in proceeds is expected to be raised from these divestitures?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Well, we don’t have the answer to that right now. We certainly don’t know what the quantum’s going to be. But, I think what we’ve pretty clearly telegraphed is we’re going to — there’s really going to be no sacred cows. We’re going to look hard at the entire asset base. I think the key — there’s a couple keys here. One is that it’s a good set of overall assets, and they have a very high value in terms of what we can do within the current portfolio and capital allocation.

So, divestments are not a must. They’re a to-do if we find that we can find the right price where we can make those divestments accretive to our debt metrics. So, we’re going to look at everything. We’re going to — we’ve been doing the work, and we’ll continue to do the work between now and closing to evaluate all the assets and try to set up plans to determine what the market is looking like and get to an execution point on those as soon as we can.

Dan McSpirit - BMO Capital Markets - Analyst

Okay, great. And as a follow-up, could you speak to the Cotton Valley opportunity, specifically the multiple bench opportunity? And how does this Cotton Valley compare to what’s found in North Louisiana? Is it the same basin center gas play where maybe the Smackover is the source?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Well, let me tell you, I’ll kind of answer your question with a little bit different angle. Yes, East Texas, North Louisiana, that’s pretty much the extent of the Cotton Valley play that we’re defining here. The Cotton Valley changes quite a bit in different areas. In most of the areas that we’re in, the primary target is the Lower Taylor sand, and there’s potential opportunity for other benches within that within our area.

If you move over into North Louisiana, there’s actually different primary zones for targeting in the Cotton Valley. I’d say most of our acreage is kind of what I described, that the predominant target’s going to be in the Lower Taylor. But, with the size that we have of our combined asset, we’re going to take a hard look at fully describing the resource in the Cotton Valley and look where we can to see if there’s any opportunities for additional benches to be developed.

Dan McSpirit - BMO Capital Markets - Analyst

Okay, great. And then, finally, what do you calculate or estimate to be the economic break-even price for the Cotton Valley today, as well as the Haynesville shale?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

The Haynesville’s probably a little easier. I mean, you can see on our economic slide for our 2013 program, at a $4 price deck, we were at about, what was it, 17%, is that right, 17% rate of return. So, it depends on what you call your break-even. If you’re at 10% or something like that, I think probably for the Haynesville you’re probably looking at 350 or something like that.

The Cotton Valley, it depends a little bit. The liquids content of the Cotton Valley varies throughout the acreage position. So, there’s some areas where you have a higher liquid contribution, and the hurdle rate on break-even economics from the gas price perspective are quite low, probably well under $2. Other areas, it’s more gas dominated, and you may be kind of in the $3 to $3.50 range.

Dan McSpirit - BMO Capital Markets - Analyst

Very good. Thanks again.

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Okay, thank you.

Operator

Gregg Brody with JP Morgan.

Gregg Brody - JP Morgan - Analyst

Good morning, guys. Could you just — would you mind giving a little background on the merger, just kind of how you got to this — how it started and how you got to this point?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Well, I mean, all that’s going to come out in our filings, and so we’d probably just refer you to that. They’ll be coming out fairly quickly, so you can kind of read the blow-by-blow, or the timeline of that, so to speak. But, I will say we — like I mentioned before, we’ve been working several months from a technical standpoint on evaluating each other’s assets, so we’ve been engage on this for quite a while.

Gregg Brody - JP Morgan - Analyst

And then, is it your understanding that for shareholder approval, is it 2/3 shareholder vote, or 50%?

Pat McDonald - Forest Oil Corporation - President & CEO

It’s 2/3. Forest, as a New York corporation, requires 2/3.

Gregg Brody - JP Morgan - Analyst

That’s helpful, and just a couple more follow-ups here. You said something — I think you might have said two things that might have been bond technicalities that contradicted each other, so probably that — I wanted to ask you the question again to see if that was correct.

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

(Inaudible.)

Gregg Brody - JP Morgan - Analyst

Sure, and I appreciate it. Us bond guys get really annoying with the technical stuff, so I apologize for it. But, you basically said that the revolver will be at the new holding company.

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

No.

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Gregg Brody - JP Morgan - Analyst

But then, you also said — excuse me?

Shane Bayless - Sabine Oil Corporation - EVP and CFO

If I did, that was — it’ll sit at the — yes, were — all the assets, as David mentioned, where all the cash flow sits.

Gregg Brody - JP Morgan - Analyst

So, there is no — I think the question that people were asking you indirectly were the Forest subsidiary, will there be any issuance out of that subsidiary, going forward, or will most of it be at this new combined subsidiary that holds all the assets?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Well, we’re talking about one in the same, as I would describe the org charge, is the combined — the subsidiaries, the merger, essentially where that lands, that’s current Sabine and existing Forest. And that’s where the new issuances I believe would take place.

Gregg Brody - JP Morgan - Analyst

Yes. But, I believe you’re actually going to have a Forest subsidiary that’s — Forest is going to merge into a subsidiary of Sabine? That will actually still — or may not [stand] there. So, that’s what the question is relating to. It sounds like you’re saying there’s some other subsidiary that has all the assets, and if there’s still a subsidiary, that that will effectively own the Forest assets.

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

We might be a little bit in the weeds there. I don’t think that’s the case. I think we’ll have to refer you to both the press release as it’s described, and then ultimately the proxy —.

Unidentified Company Representative

— Yes, (inaudible) statement, it’ll [explain] it all out, so —.

Gregg Brody - JP Morgan - Analyst

— Great. And then, it’s very clear there’s some [closeology] here, that you can benefit from being near each other in the East Texas, and as well as the Eagle Ford. Are there any other synergies you can speak to about this transaction that are relevant?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Well, I mean, I think there’s kind of a laundry list of those. I mean, if you just think about — I mean, to the — you mentioned the first one, the complementary acreage in East Texas, let’s say. I mean, we’ve kind of doubled up in size there, so there’s a lot of things you can think about where you can get some cost savings or synergies in terms of size of your program and ability to more attractively bid services. The fit together of our properties is very, very good. So, you probably are able to operate them from just about all aspects with not quite double the complement, but something less than that. There’s just a lot of different ways.

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

And I think one of the main things, and we’ve highlighted but it’s worth saying it again, I mean, over a $800 million-plus combined capital program, there’s a lot of opportunity for optimization of that. So, one thing to kind of keep in mind is everything we put out here is really just a one-plus-one view. And if you think about what 2014’s going to lead to, we’re going to be separate companies through the vast majority of that. So, it’s really going to be in — I’d say almost starting in 2015 when you’re going to see a lot of those synergies and optimizations play out.

Operator

Scott Wilmoth with Surveyor Capital.

Scott Wilmoth - Surveyor Capital - Analyst

Morning, guys. Hey, quick question for you on the 2014 combined. What will be the out-spend? I’m just struggling with what to assume for kind of interest costs. But, what should the out-spend be? I’m just trying to understand what the year-end debt levels will be closer to the closing.

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

You have a whack at that, Shane?

Shane Bayless - Sabine Oil Corporation - EVP and CFO

Well, I mean, it’ll be kind of letting you put your own price deck to what we’ve given you as far as volumes, et cetera. On the Sabine side, well, both parties have obviously issued guidance, so I don’t have a number I would give you as far as the expected year-end debt level.

Scott Wilmoth - Surveyor Capital - Analyst

Okay, understood. And then, on the production guidance side, is that pro forma any expected divestitures? Or if you guys do any divestitures with existing properties, that could be lowered?

Shane Bayless - Sabine Oil Corporation - EVP and CFO

Yes, that’s right, yes, both — and, well, all aspects, but capital may be — would probably be adjusted also. But, you’re right, it’s just a one-plus-one that —.

Scott Wilmoth - Surveyor Capital - Analyst

— Okay, I just wanted to make sure I wasn’t missing some assumed divestitures. And then, on the production ramp side, can you kind of speak to how much of that growth — is that all largely East Texas, and we should think of Eagle Ford growth more next year, or how should we think about the ramp throughout the year?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Well, I guess what I would kind of guide towards is where the rigs are currently located, and we’re running four rigs in our Eagle Ford, two rigs are running in the Forest Eagle Ford. We have a combined four rigs in East Texas and two rigs up in the Granite Wash. So, from a capital spend and thus probably driving the majority of the production growth, it’s just kind of go with the rig count. So, for ‘13, I think you’re going to find the Eagle Ford kind of leading that, and then obviously East Texas kind of right behind that.

I think what we’re at least forecasting, and we’ve said it in the presentation in a few places, is that we’re going to look for opportunities to probably move more capital to East Texas. And when that happens, we don’t really know. It may be after we do the combination. We may do some of that before. But, I think, as you go into 2015, I think you’re going to probably see more of the contribution from a growth standpoint coming out of East Texas than what you’re seeing in 2013 and ‘14.

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Scott Wilmoth - Surveyor Capital - Analyst

Okay. Then, last one from me, on the Lavaca-DeWitt East Texas, what should we be assuming kind of terms of mix for those wells in terms oil-gas-NGLs, and then — and what degree gravity is the crude?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

We’ve put out details on that I know in our quarterly release, and we’ll put out some more in our — if you look back at our year-end press release, we had actually all the details on the different programs broken out by those components. I just can’t quote them right now, but the data’s —.

Scott Wilmoth - Surveyor Capital - Analyst

— Oh, no, that’s fine. I can find it. I appreciate it. Thanks, guys.

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Thank you.

Operator

(Operator instructions.) Ravi Kamath with Seaport.

Ravi Kamath - Seaport Capital - Analyst

Hey, guys, congratulations. Couple of questions. One, the new senior notes, will they be parry with the Sabine Oil and Gas senior notes?

Shane Bayless - Sabine Oil Corporation - EVP and CFO

Yes, it’s my understanding, yes.

Ravi Kamath - Seaport Capital - Analyst

And then, secondly, with regards to Forest’s Permian — the Delaware Basin assets, maybe you could talk about what your outlook is there and possibly any offset well — recent well data in Reeves County. Thank you.

Pat McDonald - Forest Oil Corporation - President & CEO

Yes, thanks. There are two wells being drilled just offsetting the Forest acreage position, and as we’ve said previously, we’re continuing to seek a partner, joint venture drilling partner there. we have a high degree of confidence and hope for the asset. We’ve got some good — few good vertical Wolf Camp wells on the acreage position. And with the industry activity moving our way and horizontal wells drilling — offsetting our acreage, we hope that that translates into a chance for us to allocate some capital and get some wells drilled.

Operator

Raj Agarwal with Marathon Asset Management.

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Raj Agarwal - Marathon Asset Management - Analyst

Hi, my question’s been answered. Thank you.

Operator

Sam Goodyear with MidOcean Partners.

Sam Goodyear - MidOcean Partners - Analyst

Hi, guys, thanks for taking the call. Could you give us a sense of what remaining NOLs would be for Forest?

Pat McDonald - Forest Oil Corporation - President & CEO

Yes. We have about $750 million of NOLs as of December 31, ‘13.

Sam Goodyear - MidOcean Partners - Analyst

[Ipso] pro forma for — will those be exhausted in the transaction?

Pat McDonald - Forest Oil Corporation - President & CEO

No. I mean, there’ll be some 382 limitations apply to those NOLs for the combined company. So, I think the more important thing to look at is our tax basis that’s yet to be converted to NOLs, and that’s about $1.2 billion as of December 31, 2013.

Sam Goodyear - MidOcean Partners - Analyst

Thank you. And has a breakup fee on the transaction been disclosed, or could you share that with us?

Shane Bayless - Sabine Oil Corporation - EVP and CFO

That hasn’t been disclosed. It’ll be in the materials when we get those out.

Sam Goodyear - MidOcean Partners - Analyst

So, there will be a breakup fee?

Shane Bayless - Sabine Oil Corporation - EVP and CFO

Yes.

Sam Goodyear - MidOcean Partners - Analyst

Thank you very much.

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Shane Bayless - Sabine Oil Corporation - EVP and CFO

You bet.

Operator

Ray Beacon with Canaccord.

Ray Beacon - Canaccord - Analyst

Yes, hey, I was wondering if you could — I know Sabine drilled one Upper Eagle Ford test, and I was wondering whether you could talk about the potential you see there.

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Yes, Ray. Actually, in our Shiner area, the majority of our wells there are targeting what most [people] are calling the Upper Eagle Ford. And what we found, and even in our first wells in the play, was that was the best place to target. What you have geologically happening there is, as you go in this direction, the Lower Eagle Ford, which is more of a [carbonate] section, is thinning, and your upper is growing.

And so, it’s the predominant target there. And so, we’ve been able to get really good results out of that in the Shiner area by targeting it and using our completion design. Some of the other operators around are starting to do that now, so you’re seeing some of that being reported. But, we actually look at it as the primary target in that area.

Pat McDonald - Forest Oil Corporation - President & CEO

Yes. Hey, Ray, it’s Pat here. And Forest has been developing our asset along those same lines, so we think very highly of the concept.

Ray Beacon - Canaccord - Analyst

Okay, great. And I guess do you have your arms around yet how many horizontal locations you may have in East Texas, or is that something you think you’ll have by year-end?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Yes, we don’t have that now. I mean, I know that’s a piece that people are interested in knowing on the combination. But, it’s going to take us some time just to put it all together and get that documented. So, it’s a lot of locations, obviously, over that size of acreage block, but we don’t have a specific count right now.

Ray Beacon - Canaccord - Analyst

Got it. Hey, thank you.

Operator

Scott Hanold with RBC.

Scott Hanold - RBC Capital Markets - Analyst

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Thanks. Good morning, guys. So, just want to go back to a comment that you had said in the Q&A where obviously there are no sacred cows when looking at divestitures, but that it’s — divestitures are not a must. Just stepping back and looking at it, it looks like obviously your debt levels are relatively high, and I don’t know, just kind of looking at expected pro forma go-forward, cash flow out-spend, it looks about $300 million, maybe $250 million to $300 million in the next 12 months. So, obviously you’re going to increase that leverage. When you step back and look at it, I mean, is it more a requirement than I guess not a must, I guess is my question?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Well, I guess the way I would put it is we have ample liquidity to execute our program over the next couple years, and we think that just optimizing that capital program by itself is going to drive the leverage down significantly. Now, that being said, the reason we’re talking so much about divestments is we’re very seriously looking at them, and we have very high intent of doing them.

And — but, nothing is a given in terms of what we’re going to get for a particular asset. We know what our value is. We feel like we will know what our hold value is and what’s worth selling it for. So, we’re saying a lot about it because we intend to be aggressive but prudent, and I would be very surprised if that wasn’t — that some level of asset divestment wasn’t a near-term part of our story.

Scott Hanold - RBC Capital Markets - Analyst

Okay. And so — and I guess as a follow-up, then, when I look — you’d mentioned there’s ample liquidity here when you look at your existing pro forma revolver base is roughly, what, about $675 million available? And did I get my numbers right, about $250 million to $300 million of, based on what we’re looking at right now, cash flow out-spend over the next couple years?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Well, yes. I mean, that depends on your assumption. So, we’re not going to give you that number, but you’ve got the liquidity number, right? That’s true.

Scott Hanold - RBC Capital Markets - Analyst

Okay, fair enough. And so, then, on asset sales, you obviously mentioned you’re very focused on that. I mean, could that be something you all look to do prior to the actual consummation, or is that something you’d likely evaluate once you guys are put together and have a chance to kind of scrub things out?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Yes, I don’t think we have an answer to that question exactly. What we are doing is we’re doing the work now in evaluating the portfolio and looking at opportunities and trying to test value. So, I mean, we — I guess kind of a standard case would be that’ll put us in a position to be as quick as we can on the trigger, but there’s — if we get the right deal, we’ll evaluate it, whenever that is.

Operator

Steven Karpel with Credit Suisse.

Steven Karpel - Credit Suisse - Analyst

Morning. This was touched on briefly about synergies, and I’m not sure if I’m reading all the numbers right. But, looking at the guidance, it seems like a small amount of booked synergies on the — certainly on the G&A line. Maybe I’m not reading the numbers right. One, is that being conservative? And two, is that — or does the merger contemplate that the vast preponderance of the people within the two organizations will stay? And maybe comment about organization, maybe everything down to office space and whatnot, to — talk about what the opportunity is there. And then, we can talk about field level and procurement, et cetera.

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Okay. Is that all, or just—.

Steven Karpel - Credit Suisse - Analyst

—Figured I’d get it all out at one time.

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

Okay. All right. All right, I’ll give you the answer to as much as I can. So, I mean, you are correct about the view on 2014. It kind of goes back to the issue of these are going to be two separate companies through the vast majority of the year. And if you think about when the closing’s going to happen, there’s certainly a fair amount of time between that and when you’d probably start to see some of those savings come in. So, essentially from our internal view, is that we’ve really not counted any for 2014.

So, again, it’s pointing to ‘15 where I think you’re going to see that effect. And we don’t know the quantum yet. It’s truly a work in progress. But, I mean, obviously when you have the kind of overlay of assets that we have here, it leads you directly to the conclusion that we can do this more efficiently together than we can as two separate companies. So, there will be significant savings. We’ll have a better handle of that as we get to and past closing, but it’s going to be kind of ‘15 and on when you really see the effect.

Steven Karpel - Credit Suisse - Analyst

Okay. I guess you don’t want to put a number to it, but maybe I’ll jump to another point, which is the Slumberger deal. Maybe is there — anything change as a result of this? Is there any discussions about narrowing the deal, expanding the deal to now a bigger asset base, or any changes there?

Pat McDonald - Forest Oil Corporation - President & CEO

No, not at this time. And this is all fresh news, obviously, but we don’t anticipate any change in the current existing Forest program in the joint venture. Whether or not it expands outward from there remains to be seen. So, for now, we’re just focused on continuing with our plan for 2014 and then the development of the field, going forward.

Operator

David Epstein with CRT Capital.

David Epstein - CRT Capital - Analyst

Hi, gentlemen. I missed part of the call, and I’m also brand-new to Sabine, so this’ll be a little bit of a naive question. But, is there any way to assess, or have you guys made any sort of public indications of the fair value of Sabine prior to this deal?

David Sambrooks - Sabine Oil Corporation - Chairman and CEO

No, I mean, we haven’t. I mean, you can — we’re a fairly full-reporting private company, so to speak. We post our financials, and you can get those off of our website and form your opinion kind of modeling with the information that we have there. But, there’s nothing — there’s no real kind of mark-to-market view that’s out there on Sabine.

David Epstein - CRT Capital - Analyst

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Thank you. Appreciate it.

Operator

And this concludes the question and answer portion of our call. I would like to turn the call back over to Larry Busnardo and management for closing comments.

Larry Busnardo - Forest Oil Corporation - VP of IR

Thanks again, everyone, for joining us today, and on short notice. Obviously a lot needs to take place over the next several months as we work through this. But, as you have your questions, you can direct them either to myself or Shane Bayless from the Sabine Oil and Gas side. Thanks again.

Operator

Thank you for your participation in today’s conference. This concludes your presentation. You may all disconnect. Good day, everyone.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2014 Thomson Reuters. All Rights Reserved.

THOMSON REUTERS STREETEVENTS	www.streetevents.com	Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transactions, New Forest Oil Inc. (which will be renamed Sabine Oil & Gas Corporation as of the closing of the proposed transaction) (“Holdco”) intends to file with the SEC a registration statement on Form S-4 that will include the proxy statement of Forest Oil Corporation that also constitutes a prospectus of Holdco. Each of Holdco and Forest Oil Corporation also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco and Forest Oil Corporation with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Holdco or Forest Oil Corporation at Forest Oil Corporation’s Investor Relations department at www.forestoil.com or by email at IR@forestoil.com.

PARTICIPANTS IN THE SOLICITATION

Holdco, Forest Oil Corporation, Sabine Oil & Gas LLC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Forest Oil Corporation’s directors and executive officers is available in Forest Oil Corporation’s proxy statement dated March 26, 2014, for its 2014 annual meeting of shareholders. Information about Sabine Oil & Gas LLC’s directors and executive officers was filed by Sabine Oil & Gas LLC with the SEC on May 6, 2014 pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Holdco or Forest Oil Corporation using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Holdco, Forest Oil Corporation or Sabine Oil & Gas LLC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of Holdco to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Holdco or Forest Oil Corporation from time to time, including Forest Oil Corporation’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. For additional information on the risks and uncertainties that could impact Sabine Oil & Gas LLC’s business and operations, please see the Annual Report posted to the investor relations section of its web site at www.sabineoil.com. The forward-

looking statements included in this document are made only as of the date hereof. None of Holdco, Forest Oil Corporation nor Sabine Oil & Gas LLC undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.